UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)

Sunterra Corporation
(Name of Issuer)

COMMON STOCK, par value $.01
(Title of Class of Securities)

828395103
(CUSIP Number)

David J. Allen, Esquire
290 South County Farm Road, Third Floor
Wheaton, Illinois  60187-4526
Telephone:  (630) 588-7200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 27, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g),
check the following box.  [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 86787D208 Page 2 of 6 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons
Grace Brothers, Ltd.

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO

5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization

Illinois Limited Partnership

              7 Sole Voting Power
Number of       0
Shares        8 Shared Voting Power
Beneficially    4,758,855 shares
Owned	by
Each
Reporting     9 Sole Dispositive Power
Person          0
With         10 Shared Dispositive Power
                4,758,855 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

4,758,855 shares

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

26.4%

14. Type of Reporting Person (See instructions)

PN, BD

Schedule 13D

CUSIP No. 86787D208 Page 3 of 6 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Bradford T. Whitmore

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO
5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization
United States

              7 Sole Voting Power
Number of       0
Shares
Beneficially  8 Shared Voting Power
Owned by        4,758,855
Each
Reporting     9 Sole Dispositive Power
Person          0
With
             10 Shared Dispositive Power
                4,758,855

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

4,758,855

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

26.4%

14. Type of Reporting Person (See instructions)

IN

Schedule 13D

CUSIP No. 86787D208 Page 4 of 6 Pages

1. Names of Reporting Person
S.S. OR I.R.S. Identification No. of Above Persons

Spurgeon Corporation

2. Check the Appropriate Box if a Member of a Group (See instructions)
(a) [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds (See instructions)
OO
5. Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)  [  ]

6. Citizenship or Place of Organization
Illinois Corporation


              7 Sole Voting Power
Number of       0
Shares
Beneficially  8 Shared Voting Power
Owned by        4,758,855 shares
Each
Reporting     9 Sole Dispositive Power
Person          0
With
             10 Shared Dispositive Power
                4,758,855 shares

11. Aggregate Amount Beneficially Owned by Each Reporting
Person

4,758,855

12. Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See instructions) [  ]

13. Percent of Class Represented by Amount in Row (11)

26.4%

14. Type of Reporting Person (See instructions)
CO

Page 5 of 6 Pages

The undersigned, Grace Brothers, Ltd. ("Grace") hereby amends its Schedule 13D as filed on August 9, 2002 relating to the Common Stock of Sunterra Corporation. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D. Except as set forth herein, the
Schedule 13D, as previously amended, remains unchanged.

Item 5. Interest in Securities of the Issuer

Item 5 is amended as follows:

(a) As of the date of this filing, Grace beneficially owns
4,758,855 shares of Common Stock, representing approximately 26.4% of the outstanding shares of Common
Stock. As general partner of Grace, Spurgeon may be deemed the beneficial owner of 4,758,855 shares of Common Stock, or 26.4% of the outstanding shares of Common Stock. As general partner of Grace, Whitmore may be deemed the beneficial owner of 4,758,855 shares of Common Stock, 26.4% of the outstanding shares of Common Stock.

(b) Grace: shared voting power (with Whitmore and Spurgeon) 4,758,855 Shares

Whitmore:  shared voting power (with Grace and Spurgeon)
4,758,855 Shares

Spurgeon:  shared voting power (with Grace and Whitmore)
4,758,855 Shares

(c) The transactions effected by the Filers during the past 60 days are set forth in Schedule A.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement with respect to it is true, complete and correct.

Dated: August 29, 2003

Grace Brothers, Ltd.

By: /s/ Bradford T. Whitmore
Name:  Bradford T. Whitmore
Its:  General Partner

Bradford T. Whitmore

By: /s/ Bradford T. Whimore

Spurgeon Corporation

By: /s/ David J. Allen
Name:  David J. Allen
Its:  Vice President

Page 6 of 6 Pages

SCHEDULE A

TRADE ACTIVITY FOR SUNTERRA CORPORATION EFFECTED BY GRACE
BROTHERS, LTD. FOR THE PERIOD ENDING AUGUST 29, 2003. (ALL
ACTIVITY WAS EXECUTED OVER THE COUNTER)

                          Amount of      Price per
Date        Security      Shares Sold    Share
08/27/2003  Common Stock  176,584        $11.7531
08/28/2003  Common Stock  217,000        $11.75


TRADE ACTIVITY FOR SUNTERRA CORPORATION EFFECTED BY
WHITMORE FOR THE PERIOD ENDING AUGUST 29, 2003. (ALL
ACTIVITY WAS EXECUTED OVER THE COUNTER)

                          Amount of      Price per
Date        Security      Shares Sold    Share
08/27/2003  Common Stock   66,416        $11.7531
